PROSPECTUS SUPPLEMENT NO.66                        Filed Pursuant to Rule 424(b)(3)
To the Prospectus dated January 5, 1998                  Registration No.: 333-1926
As Supplemented to date

                                    7,000 Shares
                              and Options to Purchase
                                    7,000 Shares
                            of Class B Common Stock of
                                Doctors Health, Inc.


          This Prospectus Supplement relates to the proposed acquisition (the "Acquisition") of certain assets and liabilities (the "Acquired Business") of Barbara Furlow, M.D. ("Medical Practice") by Doctors Health, Inc., a Delaware corporation ("Doctors Health" or the "Company"), and Anne Arundel Medical Group, a Maryland limited liability company ("Medical Group"). At the closing of the Acquisition, Doctors Health will issue 7,000 shares and options to purchase 7,000 shares (the "Share Consideration") of its Class B Common Stock, par value $.01 per share (the "Class B Common Stock") and will pay $47,500 ("Cash Consideration") to the Medical Practice in accordance with the Practice Transfer Agreement described in this Prospectus Supplement.

          Doctors Health's principal executive office is located at 10451 Mill Run Circle, Tenth Floor, Owings Mills, Maryland 21117, telephone number
(410) 654-5800. Medical Group's principal executive office is located at 10451 Mill Run Circle, 10th Floor, Owings Mills, Maryland, telephone number
(410) 654-5800. Medical Practice's principal executive office is located at 705 Melvin Avenue, Suite 100, Annapolis, Maryland 21401. The information presented in this Prospectus Supplement concerning Doctors Health and Medical Group has been provided by Doctors Health, and the information concerning Medical Practice has been provided by Medical Practice.

          NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER OF ANY PERSON TO EXCHANGE OR SELL, OR A SOLICITATION FROM ANY PERSON OF AN OFFER TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS SUPPLEMENT, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROSPECTUS SUPPLEMENT RELATES SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED THEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ------------------

          See "Risk Factors" on page S-3 for certain information that should be considered in connection with an investment in securities of Doctors Health.

          The date of this Prospectus Supplement is June 16, 1998.

                               SUMMARY OF TRANSACTION

          The following summary is qualified in its entirety by, and subject to the more detailed information and financial statements contained in this Prospectus Supplement and the Prospectus dated January 5, 1998, as supplemented to date by Prospectus Supplements No. 62 and 70. Unless otherwise defined herein, capitalized terms have the meanings assigned to them in the Prospectus. See the definitions set forth in the Glossary to the "Prospectus."

Parties to the Acquisition

          Doctors Health. Doctors Health is a Delaware corporation organized in 1994 to develop and consolidate individual and groups of internists, pediatricians and family practitioners, specialist physicians, hospitals and other health care providers into primary care-driven, comprehensive managed care health care delivery networks.

          Anne Arundel Medical Group. Anne Arundel Medical Group ("Medical Group") is a Maryland Limited Liability Company organized in Anne Arundel County to conduct medical practices in Anne Arundel County, Maryland.

          Medical Practice. The Medical Practice is a Maryland corporation which conducts business through a Physician, office manager and nurse in Annapolis, Maryland.

The Acquisition; Closing

          Pursuant to the Practice Transfer Agreement (the "Acquisition Agreement") between Medical Practice and Doctors Health, (i) Medical Practice shall transfer to Doctors Health all of its right, title and interest in and to certain assets of the Medical Practice pursuant to the Acquisition Agreement, subject to certain exclusions stated therein, (ii) Medical
Practice shall transfer to Medical Group all right, title and interest in and to any assets used to provide laboratory services and other services ancillary to the Medical Practice, (iii) Doctors Health shall issue 7,000 shares and options to purchase 7,000 shares (the Share Consideration") of Class B Common Stock to Dr. Barbara Furlow, (iv) Doctors Health shall pay $47,500 ("Cash Consideration") to Dr. Barbara Furlow, and (v) Doctors Health shall pay $2,500 to Dr. Barbara Furlow as reimbursement for closing expenses, on the terms and subject to the conditions set forth in the Form of Acquisition Agreement. A copy of the Acquisition Agreement is attached to this Prospectus Supplement as Annex A and is incorporated herein by reference.

          The Acquisition is to be consummated as soon as practicable after all approval and events required for the Acquisition have occurred and all conditions precedent to the Acquisition have been fulfilled or waived or on such other date on which Medical Practice and Doctors Health may agree (the "Closing Date"). It is expected that the Closing Date will occur on or about June 16, 1998.

Resale of Class B Common Stock

          The shares of Class B Common Stock and the options to purchase shares of Class B Common Stock offered to the Medical Practice by this Prospectus Supplement have been registered under the Securities Act. The shares will be subject to the Shareholders Letter Agreement attached hereto as Annex B and therefore, will not be freely transferable. In addition, under the Securities Act certain additional restrictions on transfer apply to resale of shares of the Class B Common Stock received by "affiliates" of Doctors Health. There is no public market for the Class B Common Stock. See "Resale of Class B Common Stock."

                                    RISK FACTORS

Financial Performance of Medical Practice and Doctors Health

          Doctors Health negotiated the Share Consideration and Cash Consideration on the basis of the presence in Medical Practice in a desirable geographic market into which Doctors Health intends to expand. After the Closing Date, Doctors Health will recruit additional primary care physicians to Montgomery County, Maryland. There can be no assurance that after the Closing Date of the Acquisition, such recruitment will be successful, that Medical Practice's pre-Acquisition relationships with its patients will be beneficial to Doctors Health and Medical Group, that Doctors Health will be able to successfully develop an integrated health care delivery network in Montgomery County, Maryland, or that Doctors Health can successfully integrate Medical Practice into Global Capitated Contracts. See the sections in the Prospectus "Risk Factors -- Uncertainty of Strategy; Acquisition Risks", and "-- Dependence on Managed Care Contracts."

          Doctors Health has a limited operating history and for the fiscal year ended June 30, 1996 and June 30, 1997, recorded a net loss of approximately $6.6 million and $14.8 million, respectively. Doctors Health is likely to record a net loss for the fiscal year ending June 30, 1998. There can be no assurance that after the Closing Date Doctors Health will earn operating profits.

Risk Factors set forth in the Prospectus dated January 5, 1998

          The Risk Factors set forth in the Prospectus are incorporated herein by reference and should be read carefully.

             PROPOSED ACQUISITION OF MEDICAL PRACTICE BY DOCTORS HEALTH

          The following description of the Acquisition does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement, a copy of which is attached to this Prospectus Supplement as Annex A and is incorporated herein. Representatives of Medical Practice are urged to read the Acquisition Agreement in its entirety.

General

          On the Closing Date of the Acquisition, (i) Medical Practice shall transfer to Doctors Health certain of its assets, (ii) Medical Practice shall transfer to Anne Arundel Medical Group all right, title and interest in and to any assets used to provide laboratory services and other services ancillary to the Medical Practice, (iii) Doctors Health shall issue 7,000 shares and options to purchase 7,000 shares (the "Share Consideration") of Class B Common Stock to Dr. Barbara Furlow, (iv) Doctors Health shall pay $47,500 ("Cash Consideration") to Dr. Barbara Furlow, and (v) Doctors Health shall pay $2,500 to Dr. Barbara Furlow as reimbursement for closing expenses, on the terms and subject to the conditions set forth in the Acquisition Agreement.

Background of the Acquisition

          The health care industry is undergoing rapid evolution, including the consolidation of individual medical practices into larger medical groups and independent practice associations as well as radical changes in the way physicians are compensated for the delivery of medical services.

          In Baltimore, Maryland, Washington, D.C., Northern Virginia and surrounding regions, physicians have increasingly become affiliated with managed care and medical management companies such as Doctors Health which provide physicians with certain administrative, billing, bookkeeping and budgeting services. Companies such as Doctors Health also provide the physicians with access to Managed Care contracts and necessary tools to perform such contracts, including state of the art disease management protocols, care management, referral management and utilization review services. In this environment, Doctors Health has been entering into contractual and equity ownership relationships with primary care physicians, specialists and other health care providers in order to develop an Integrated Health Care Delivery System that focuses on managed care.

          Against this backdrop, Doctors Health and the Medical Practice independently reached the conclusion that developing alliances with additional provider groups and companies focusing on the efficient delivery of health care would enhance their abilities to respond to changing conditions in the health care industry.

Reasons for the Acquisition

          As part of its business strategy, Doctors Health seeks to negotiate Global Capitated Contracts by, among other things, providing Payors with established health care delivery networks capable of providing for the delivery of medical care to Enrollees of the HMO or other Payor. In order to accomplish this strategy, Doctors Health seeks to establish networks throughout the Baltimore and Washington metropolitan area, Northern Virginia and surrounding regions. For Doctors Health, Medical Practice represents an opportunity to implement its business plan in a market where it does not currently operate, and to earn revenues through inclusion of Medical Practice in Doctors Health's Managed Care contracts.

Approval by the Doctors Health Board

          For the reasons described below, the Doctors Health Board has approved the Acquisition.

          Doctors Health continuously analyzes potential acquisition candidates in Maryland, the District of Columbia and Virginia. The Doctors Health Board of Directors believes that the Acquisition is fair to and in the best interests of Doctors Health for the reasons described below.
Accordingly, the Doctors Health Board of Directors has approved the Acquisition Agreement and the Acquisition.

          The Doctors Health Board of Directors consulted with Doctors Health management and legal counsel. It considered the following factors to be material to and in support of its final determination;

               (i) The Acquisition is expected to enable Doctors Health to take advantage of Medical Practice's existing goodwill, infrastructure and leadership in Anne Arundel County, Maryland market in order to establish an Integrated Health Care Delivery System in Anne Arundel County, Maryland. Such expansion of Doctors Health's existing network is expected to enhance Doctors Health's ability to win new Payor contracts and to attract additional Enrollees.


               (ii) The Acquisition and the efforts of Doctors Health to establish an Integrated Health Care Delivery System are expected to substantially increase Doctors Health's size in terms of revenues, profits, physicians and locations which is expected to enhance Doctors Health's reputation in the Mid-Atlantic region, making it easier to attract and retain new physicians and win new Payor contracts.


          In addition to the foregoing, the Doctors Health Board of Directors generally considered those matters discussed under "RISK FACTORS". The Board of Doctors Health concluded that the risks did not outweigh the advantages of the Acquisition and that the Acquisition was in the best interests of Doctors Health and its stockholders.

Accounting Treatment

          The Acquisition will be accounted for as a purchase transaction for financial reporting purposes under APB 16.

          THE ACQUISITION AGREEMENT

          Set forth below is a summary of the material terms of the Acquisition Agreement. The following description does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement, a copy of which is attached as Annex A to this Prospectus Supplement and is incorporated by reference herein.

General

          On the Closing Date of the Acquisition, (I) Medical Practice shall transfer to Doctors Health certain of its assets, (ii) Medical Practice shall transfer to Medical Group its right title and interest in and to any assets used to provide laboratory services and other services ancillary to the Medical Practice, (iii) Doctors Health shall issue 7,000 shares of its Class B Common Stock and options to purchase 7,000 shares of Class B Common Stock (the "Share Consideration"), (iv) Doctors Health shall pay $47,500 ("Cash Consideration") to the Physician, and (v) Doctors Health shall pay $2,500 to Dr. Barbara Furlow as reimbursement for closing expenses, in the terms and subject to the conditions set forth in the Acquisition Agreement.

Representations and Warranties

          The Acquisition Agreement contains various representations and warranties by Doctors Health relating to, among other things (i) organization and corporate power and authority, (ii) authority to enter into and perform the Acquisition Agreement, and (iii) that the shares of the Class B Common Stock to be issued will be fully paid and nonassessable. The Acquisition Agreement contains various representations and warranties by Physician and the Medical Practice relating to, among other things, (i) ownership of the practice and title and condition to assets, (ii) compliance with agreements,
(iii) compliance with laws, (iv) absence of litigation, (v) information as to contracts, (vi) information as to taxes, and (vii) information as to financial statements and accounts receivable.

Additional Covenants and Agreements

          Pursuant to the Acquisition Agreement, Medical Practice and Physician have agreed among other things (i) to provide to Medical Group or Doctors Health promptly with all information necessary to allow such parties to comply with applicable law, and (ii) to provide on the Closing Date an ASCII formatted file with patient demographics and accounts receivable. If Medical Practice does not have the capability to provide this information, Doctors Health will assist Medical Practice in converting such information to a format acceptable to Doctors Health. Pursuant to the Acquisition Agreement, each of the physicians practicing with the Medical Practice have agreed that if the employment agreement between such Physician and Medical Group (each, an "Employment Agreement") is terminated under certain circumstances provided for in the Employment Agreement, such physician agrees
(a) to cooperate with Doctors Health, Medical Group and each stockholder of the Medical Group to organize a new corporation or other entity to provide primary medical care and related services, (b) to engage in the practice of medicine exclusively through such new primary care entity, and (c) to enter into an employment agreement with such new entity on terms substantially similar to the Employment Agreement and to use best efforts to cause such new entity to enter into an agreement with Doctors Health for the provision of assets, facilities and non-professional services, substantially similar to the Physician Services Organization Agreement between Doctors Health and Medical Group.

Employment Agreement

          At the Closing, the Physician shall enter into an Employment Agreement with Medical Group substantially in the form attached hereto as Appendix C"

Option Agreement

          At the Closing, the Physician shall enter into an Option Agreement with Doctors Health substantially in the form attached hereto as Appendix D.

Additions and Withdrawals of Physicians from Medical Group

          Under the terms of the Acquisition Agreement, Doctors Health shall have the exclusive authority (a) to negotiate the price and terms with respect to the acquisition from time to time of the medical practices of such additional physicians and such additional physician's employment by Medical Group or additional medical groups organized by Doctors Health, and (b) to negotiate the withdrawal of physicians from the Medical Group. In such connection, each physician practicing with Medical Practice irrevocably appoints Doctors Health and the Chairman of Medical Group (or their designee) as attorney-in-fact and agent to execute any documents required to provide for the admission or withdrawal of physicians as members of Medical Group and any other transaction related to acquisition of medical practices, and releases and agrees to indemnify and hold harmless Doctors Health and the Chairman of Medical Group and their directors, officers, employees or shareholders from any claims arising in connection with their performance of their duties in such connection.

Additional Agreements

          Pursuant to the Acquisition Agreement, Medical Practice and Doctors Health have made the following additional agreements:

          Access to Information. Medical Practice shall provide to Doctors Health and Medical Group and their respective accountants, counsel, financial advisors and other representatives reasonable access during normal business hours throughout the period prior to the earlier of the termination of the Acquisition Agreement or the Closing Date to all of their respective properties, books, contracts, commitments and records (including, but not limited to, tax returns) and, during such period, shall furnish promptly to one another (i) a copy of each report, schedule and other document filed or received by any of them pursuant to the requirements of federal or state securities laws or filed by any of them with the Commission in connection with the transactions contemplated by the Acquisition Agreement or which may have a material effect on their respective businesses, properties or personnel and (ii) such other information concerning their respective businesses, properties and personal as they shall reasonably request. The parties shall hold and shall use their reasonable best efforts to hold in strict confidence all confidential information obtained in the course of their respective investigations.

          In the event that the Acquisition Agreement is terminated in accordance with its terms, each party shall promptly return to the other all non-public written material provided pursuant to this section and shall not retain any copies, extracts or other reproduction in whole or in part of such written material.

                             BUSINESS OF DOCTORS HEALTH

          The business of Doctors Health is described in the Prospectus.

                            BUSINESS OF MEDICAL PRACTICE

          The Medical Practice conducts an internal medicine practice at 705 Melvin Avenue, Suite 100, Annapolis, Maryland 21401. The Medical Practice conducts its business through one physician, Dr. Barbara Furlow and an office staff.

                           RESALE OF CLASS B COMMON STOCK

          The shares of Class B Common Stock of Doctors Health offered by this Prospectus Supplement have been registered under the Securities Act, allowing persons or entities who are not "affiliates of Doctors Health or Medical Practice (as defined under the Securities Act, but generally including directors, certain executive offices, and 10% or more stockholders of Doctors Health or Medical Practice) to trade them freely and without restriction under the Securities Act except as limited by certain contractual restrictions set forth in the Stockholders Agreement or otherwise. Each person or entity who may be deemed an "affiliate" of Doctors Health will be subject to certain limitations imposed by the Securities Act, and the rules, regulations and releases promulgated thereunder, with respect to the sale or other disposition of the shares of Class B Common Stock to be received by the "affiliate" pursuant to the Acquisition. This Prospectus does not cover any resales of Class B Common Stock received by Affiliates of Medical Practice.

          In addition to the restrictions on resale that may be imposed on "affiliates" under the Securities Act, the share of Class B Common Stock of Doctors Health received by persons or entities (whether or not they are deemed to be "affiliates") pursuant to the Acquisition are and will be subject to the terms of Doctors Health's Stockholders Agreement (a copy of which is attached hereto as Annex B) which provides significant contractual restrictions on the resale of such Class B Common Stock until an initial public offering for cash of the Common Stock of Doctors Health or other event constituting a "change in control" of Doctors Health. The Stockholders Agreement provides that the signatories may sell and transfer the stock of the Company held by them only pursuant to such agreement. The Stockholders Agreement contemplated that Doctors Health may redeem shares of the Class B Common Stock upon an "Involuntary Transfer" resulting generally from the insolvency of a stockholder or upon divorce of an individual stockholder. "Voluntary Transfers" are permitted only after a stockholders offers its stock , upon the same terms and conditions contained in the offer it wishes to accept, to all other stockholders on the terms set forth in the Stockholders Agreement. Individual stockholders may in certain circumstances make estate planning transfers for the benefit of themselves or family members on certain conditions.

          Under the Stockholders Agreement, in the event of an "Involuntary Transfer" or the death or disability of a management Stockholder, the purchase of the stock and the transferring stockholder may agree on the purchase price of the stock to be sold in such event. If the parties cannot agree on a price, the price shall be the fair market value of the stock, as determined by a jointly selected appraiser, as of the last day of the calendar month immediately preceding the event giving rise to the purchase of the stock, in accordance with the procedures set forth in the Stockholders Agreement. in the event of a "Voluntary Transfer", the purchase price to be paid by the other stockholders or Doctors Health, if they exercise their options to purchase the stock, will be the price at which the stockholder proposes to transfer his stock to the proposed third party transferee.

                                   LEGAL MATTERS

          The validity of the Class B Common Stock offered hereby have been passed upon for the Company by Venable, Baetjer and Howard, LLP, Baltimore, Maryland.

                                    ATTACHMENTS

Annex A - Form of Practice Transfer Agreement

Annex B - Shareholders Letter Agreement (delivered to Medical Practice as
Prospectus Supplement No. 70)

Annex C - Form of Employment Agreement

Annex D - Quarterly Report for the Quarter Ended March 31, 1998, delivered to
Physician as Prospectus Supplement No. 76


                                     APPENDIX A




                                      FORM OF


                            PRACTICE TRANSFER AGREEMENT


                                   By and Among

                          Anne Arundel Medical Group, LLC,

                             Doctors Health, Inc. and


                                Barbara Furlow, M.D.




                                 ____________, 1998

                            Practice Transfer Agreement

                                 Table of Contents


                                                                   Page
Section 1            INTRODUCTION                                   3

Section 2            TRANSFER OF MEDICAL PRACTICE;
                     PURCHASE PRICE                                 4

Section 3            REPRESENTATIONS AND WARRANTIES
                     OF DOCTORS HEALTH AND ANNE ARUNDEL
                     MEDICAL GROUP, LLC                             5

Section 4            REPRESENTATIONS AND WARRANTIES
                     OF THE PHYSICIAN                               6

Section 5            ADDITIONAL COVENANTS AND
                     AGREEMENTS OF THE PHYSICIAN                    7

Section 6            ADDITION AND WITHDRAWAL OF
                     PHYSICIANS                                     9

Section 7            LITIGATION                                     10

Section 8            MISCELLANEOUS                                  10


                                      FORM OF

                            PRACTICE TRANSFER AGREEMENT

          This Practice Transfer Agreement, dated as of the 31st day of March, 1998 (the "Closing Date") by and among Anne Arundel Medical Group, LLC, a Maryland limited liability company (the "Medical Group"); Doctors Health, Inc., a Delaware corporation ("Doctors Health"); and Barbara Furlow, M.D. (the "Physician").

          The parties to this Agreement, intending to be legally bound, agree as follows:

          1.   Purpose.     The Physician has decided to transfer certain
assets and liabilities of his medical practice (the "Medical Practice") to Doctors Health and the Medical Group and to engage in the practice of medicine exclusively through and with the Medical Group and as an employee of the Medical Group. The Physician began her affiliation with Doctors Health on April 1, 1996 as an employee of Baltimore Medical Group (the "BMG Date"). Such employment with Baltimore Medical Group terminated on the Closing Date. Doctors Health and the Medical Group desire to acquire certain assets and liabilities of the Medical Practice, and the Medical Group wishes to admit the Physician as a member and to employ the Physician.

          2.   Transfer of the Medical Practice.

               2.1. Transfer of Assets. The Physician transfers to Doctors Health all of his or her right, title and interest in and to the Medical Practice, including all assets relating thereto (excluding assets used by the Physician to provide laboratory services and other services ancillary to his or her Medical Practice and excluding the accounts receivables of the Medical Practice outstanding on the BMG Date or related to services provided by the Physician on or before the BMG Date) as listed on
Schedule 2.1(a). The Physician transfers to the Medical Group all of his or her right, title and interest in and to any assets used by the Physician to provide laboratory services and other services ancillary to his or her Medical Practice as set forth on Schedule 2.1(b). The assets listed on Schedules 2.1(a) and 2.1(b) are referred to in this Agreement as the "Assets."

               2.2.     Assumption of Liabilities.

                       (a) Doctors Health assumes the liabilities and obligations of the Physician listed on Schedule 2.2(a) to the extent that such liabilities and obligations relate to the conduct of the Medical Practice after the BMG Date. The Medical Group assumes the liabilities and obligations of the Physician listed on Schedule 2.2(b). Neither Doctors Health nor the Medical Group assume any other liabilities or obligations of the Physician except as listed on Schedules 2.2(a) and 2.2(b), respectively. The liabilities listed on Schedules 2.2(a) and 2.2(b) are referred to in this Agreement as the "Liabilities." Doctors Health shall defend, indemnify and hold the Physician harmless with respect to any damage or loss with respect to a breach of the lease for the office space at Suite 100, 705 Melvin Avenue, Annapolis, Maryland which occurs after the Closing Date.


                       (b) On the BMG Date, the Physician shall have paid all trade payables and other obligations or liabilities of the Medical Practice which have been incurred and invoiced on or before the BMG Date and, in any event, the Physician shall be liable for all such trade payables without regard to when the Physician receives an invoice with respect to such trade payables. Doctors Health does not assume any responsibility for payment of any trade payables and other obligations and liabilities of the Medical Practice other than those Liabilities listed on Schedule 2.2(a) and 2.2(b) attached hereto.

               2.3.     Purchase Price.

          (a) As payment for the transfer of the Assets to Doctors Health and the Medical Group and the assumption of the Liabilities by Doctors Health and the Medical Group, Doctors Health has delivered to the Physician the following (which shall constitute the "Purchase Price"):

               (i)     A check in the amount of $24,000 ; and


               (ii) 7,000 shares of Class B Common Stock of Doctors Health (the "Shares");


               (iii) deferred compensation in the amount of $21,000 payable at the rate of $3,000 per year beginning on April 1, 1999 (the "Deferred Cash Compensation") and 7,000 shares of Class B Common Stock issuable pursuant to a Stock Option Agreement dated March 31, 1998 (collectively, the "Deferred Compensation"). The Physician shall not be entitled to the Deferred Compensation for following termination of the Physician's Employment Agreement with the Medical Group.

               (b) To the extent any sales taxes must be paid in connection with the transfer of Assets pursuant to this Agreement, Doctors Health shall pay such sales taxes and Doctors Health hereby agrees to indemnify and hold the Physician harmless with respect to the payment of such sales taxes.

               2.4. Closing Documents. The parties shall execute and deliver the following closing documents which shall be effective as of the Closing Date: (i) Employment Agreement between the Physician and the Medical Group (the "Employment Agreement"); (ii) Shareholders Letter Agreement;
(iii) Amendment to the Operating Agreement of the Medical Group admitting the physician as a member of the Medical Group; (iv) a Bill of Sale substantially in the form attached hereto as Exhibit 2.4 (v) any other documents executed in connection with this Agreement (the "Closing Documents"). Doctors Health has delivered to the Physician a Prospectus dated January 5, 1998 a Prospectus Supplement dated March 3, 1998 prepared pursuant to Doctors Health's Registration Statement as defined below (collectively, the "Prospectus").

               2.5.     Employees.     Effective on the date hereof, the
Physician's non-physician employees listed on Schedule 2.5 shall become employees of Doctors Health or the Medical Group, as specified in such Schedule.

          3. Representations and Warranties of Doctors Health and the Medical Group.

               3.1. Doctors Health represents and warrants to the Physician as of the Closing Date as follows:

          (a) Organization and Power. Doctors Health is a corporation duly incorporated and organized, validly existing and in good standing under the laws of the State of Maryland. Doctors Health has full power and authority (corporate and other) to own and hold its properties and to conduct its business as currently conducted.

          (b) Authorization of Agreement. The execution, delivery and performance of this Agreement and the other Closing Documents to which it is a party have been duly and validly authorized by Doctors Health and executed on behalf of Doctors Health, and no other proceedings are necessary to authorize this Agreement.

          (c) Class B Common Stock. The Board of Directors of Doctors Health has authorized the issuance of the Shares to the physician, and upon issuance to the Physician of the Shares, the Shares shall constitute fully paid and nonassessable shares of the Class B Common Stock of Doctors Health.

          (d) Registration Statement. The Shares have been registered pursuant to the Securities Act of 1933 pursuant to a registration statement, which includes a Prospectus and any Prospectus Supplements, covering the issuance of shares of Class B Common Stock of Doctors Health (the "Registration Statement"). The Registration Statement is in effect and there are no stop orders issued by federal or state authorities with respect to the issuance of securities pursuant to the Registration Statement. The Registration Statement (i) complies as to form in all material respects with the rules and regulations of the U.S. Securities and Exchange Commission and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement contained therein, in light of the circumstances under which they were or will be made, not misleading.

               3.2 The Medical Group represents and warrants to the Physician as of the Closing Date as follows:

               (a) Organization and Power. The Medical Group is a limited liability company organized, validly existing and in good standing under the laws of the State of Maryland. The Medical Group has full power and authority to own and hold its properties and to conduct its business as currently conducted.

               (b) Authorization of Agreement. The execution, delivery and performance of this Agreement and the other Closing Documents to which it is a party have been duly and validly authorized by the Medical Group and executed on behalf of the Medical Group, and no other proceedings are necessary to authorize this Agreement.

          4. Representations and Warranties of the Physician. The Physician hereby represents and warrants to the other parties hereto as of the Closing Date as follows:

               4.1. Ownership of Practice; Title to and Condition of Assets. Except as listed on Schedule 4.1, the Physician owns and has good and marketable title to all of the Assets and all rights, franchises and privileges used or usable in his or her Medical Practice, free and clear of all liens or encumbrances of any kind. The Assets are in good operating condition and repair, ordinary wear and tear excepted. Except for a leasehold interest in the office space used to conduct the Medical Practice, the Physician does not hold fee title to any real property related to the Medical Practice.

               4.2. No Conflicts. The execution, delivery and performance by the Physician of this Agreement and the other Closing Documents to which he is a party do not conflict with or violate any contract or agreement to which the Physician is subject.

               4.3. Compliance With Laws. The Physician is not in violation of any order, writ, decree, or judgment of any court, or governmental or regulatory body which violation would (i) affect the legality, validity or enforceability of this Agreement or any other Closing Documents or (ii) have a material adverse effect on the Assets or the Physician's Medical Practice.

               4.4. Litigation. Except as disclosed on Schedule 4.4, there are no lawsuits, proceedings or investigations pending or threatened against the Physician or the Physician's Medical Practice.

               4.5. Contracts. Schedule 4.5 is a true and complete list of all material contracts or agreements of the Physician related to the Medical Practice (the "Contracts"). All of the Contracts are in full force and effect, and there exists no default under any such Contract. There are no written or oral binding "side agreements" with any Person whereby the Physician has agreed to do any material act or thing beyond the requirements of the Contracts.

               4.6. Taxes. The Physician has duly filed or will file when due all Medical Practice and personal federal, state and local tax returns, declarations or statements which are required to be filed for all periods up to and through the Closing Date and paid all taxes due relating thereto.

               4.7. Financial Statements;. Attached as Schedule 4.7 is a true and complete copy of an internally prepared or audited accrual basis financial statement of the Medical Practice dated as of [March 31, 1996]. Such financial statements fairly and accurately present the assets, liabilities and results of operations of the Medical Practice and there are no undisclosed liabilities or obligations (contingent or accrued, including trade payables and liabilities arising in the ordinary course of business in excess of $1,000 in the aggregate) that are not reflected on such financial statements or set forth on Schedule 4.7.

               4.8 Receipt of Prospectus. The Physician acknowledges that she has received the Prospectus.

               4.9 Employee Benefit Plans. Except as disclosed on Schedule 4.9, there are no health, life insurance, pension, profit sharing, 401(k) or other benefit plans made available to the Physician or any employees of the Medical Practice.

          5.   Additional Covenants and Agreements of the Physician.

               5.1. Information. The Physician agrees to provide to the Medical Group or to Doctors Health promptly upon request all information necessary to allow the Medical Group or Doctors Health to comply with applicable law, including, without limitation, information relating to employees of the Physicians and employee benefits provided by the Physician to such employees. On the Closing Date, the Physician has provided Doctors Health an ASCII-formatted file with patient demographics and an ASCII-formatted file which identifies each patient and accounts receivable attributable to such patient. If the Physician does not have the capability of providing this information, Doctors Health will assist the Physician in converting such information to a format acceptable to Doctor Health as soon as practicable.

               5.2. Reformation of Group Practice. If the Employment Agreement between the Physician and the Medical Group is terminated on the basis of Section 4.7 of the Employment Agreement or otherwise as a result of the Insolvency (as that term is defined in Section 4.7 of the Employment Agreement) of the Medical Group, the Physician agrees to (a) cooperate with Doctors Health, the Medical Group and each other Member of the Medical Group to organize a new corporation, partnership or limited liability company to provide primary medical care and related services and (b) to engage in the practice of medicine exclusively through such new primary care entity. The Physician will enter into an employment agreement with such new entity on terms substantially similar to the terms of the Employment Agreement and will use his or her best efforts to cause such new entity to enter into an agreement with Doctors Health for the provision of assets, facilities and non-professional services, including management services, on terms, including provisions for Management Fees, substantially similar to the terms of the Physician Services Organization Agreement between Doctors Health and the Medical Group.

               5.3 Accounts Receivable. The accounts receivable and trade payables of the Medical Practice incurred prior to the Closing Date shall remain owned by or the liability of the Physician, as the case may be. The Physician shall collect such pre-closing accounts receivable and deposit them weekly into a Doctors Health bank account. Such funds shall be used to pay the operating expenses of the Medical Practice (including employee payroll and benefits, rent and other operating expenses). After payment of expenses, Doctors Health shall pay any net income to the Physician as Compensation. After the Closing, the Physician shall be responsible for the billing and collection of all revenues from medical care until such time as Doctors Health converts the Medical Practices billing to the Doctors Health billing system. During such time as the Physician is solely responsible for billing and collection of accounts receivable, the Physician shall be entitled to use the services of his or her former employees and other assistance of Doctors Health.

          6. Additional Consideration. Doctors Health shall pay to the Physician the sum of $28,500 as additional consideration for the loss of the Physician's accounts receivable prior to the Physician's affiliation with Doctors Health. Baltimore Medical Group, LLC and the Medical Group (the "Additional Consideration") as follows:

          (i) The Additional Consideration and all accrued but unpaid interest thereon shall be due and payable in full upon the occurrence of the earlier to occur of: (a) termination of the Employment Agreement of even date herewith between the Physician and the Medical Group (the "Employment Agreement") for any reason other than pursuant to Section 4.3(a) of the Employment Agreement (termination for good cause); (b) a liquidating distribution to the shareholders of Doctors

Health; (c) a combination, consolidation or merger involving Doctors Health where Doctors Health is not the survivor; (d) any sale, exchange or other disposition of all, or substantially all, of Doctors Health assets; or (e) any underwritten public offering of Doctors Health securities at a company value of at least $25 million with proceeds to Doctors Health of at least $15 million; the date of such occurrence being hereinafter referred to as the "Payment Date." Interest on the additional Consideration shall accrue at an annual rate equal to 6.5% applied on the basis of a 365-day year.

          (ii) The Additional Compensation may be paid in whole or in part by the mutual agreement of the Physician and Doctors Health before the Payment Date at any time. Each such prepayment shall be accompanied by the payment of accrued interest.

          7. Addition and Withdrawal of Physicians. Doctors Health shall have exclusive authority to (a) negotiate the price and terms with respect to the acquisition from time to time of the medical practices of additional physicians and such physicians' employment by the Medical Group or other Medical Groups organized by Doctors Health, and (b) negotiate the withdrawal of physicians from the Medical Group. Each party agrees to use its best efforts to permit the addition and withdrawal of physicians as members of the Medical Group.

               7.1.  Appointment as Agent; Specific Performance; Release.
The Physician irrevocably appoints Doctors Health and the Chairman of the Medical Group (or their designees) as his or her attorney in fact and agent to carry out the provisions of this Section 7, to execute on his or her behalf any document required to provide for the admission or withdrawal of physicians as members of the Medical Group, and any other transaction related to acquisition of medical practices. The parties agree that this appointment is coupled with an interest. The Physician releases and agrees to indemnify and hold harmless Doctors Health and the Chairman of the Medical Group and their directors, officers, employees or shareholders from any claims arising in connection with the performance of their duties within the scope of this
Section 6.

               7.2. Acquisitions and Withdrawals Other Than Through The Medical Group. If Doctors Health decides to acquire physician practices or services through one or more additional medical groups or other entities and not through the Medical Group, the foregoing provisions of this Section 6 shall apply with appropriate modifications to reflect the substitution of such additional medical groups or other entities.

          8. Litigation. The parties hereby submit to the jurisdiction and venue of the courts of the State of Maryland. NO PARTY SHALL ELECT A TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT.

          9.   Miscellaneous.

               9.1. Notices. Any notices given with respect to this Agreement shall be deemed given on the date of delivery if in writing and delivered or mailed by registered or certified mail, postage prepaid, return receipt requested, reliable overnight courier service, hand delivery or other delivery service providing written evidence of delivery. When giving any notices hereunder, the addresses shall be as follows:

If to DOCTORS HEALTH:                If to the Medical Group:

     Doctors Health, Inc.            Anne Arundel Medical Group,
     10451 Mill Run Circle           LLC
     10th Floor                      c/o Doctors Health, Inc.




                                        A-5



      Owings Mills, Maryland 21117   Legal Services Department
      Attention:  Legal Services       10451 Mill Run Circle
                Department             10th Floor
                                       Owings Mills, MD 21117


If to the Physician:
Barbara Furlow, M.D.
705 Melvin Avenue
Suite 100
Annapolis, Maryland 21401

               9.2 Entire Agreement. This Agreement and the other Closing Documents contain the entire understanding among the parties with respect to the subject matters contained in this Agreement and supersede any prior understanding and agreements between or among them respecting such subject matters.

               9.3 Severability. If any provision of this Agreement, or the application thereof to any person or circumstances shall, for any reason and to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law.

               9.4 Assignment. No party to this Agreement shall have any right to transfer, convey or assign its rights or obligations under this Agreement to any person or entity, except that Doctors Health may make such transfer conveyances or assignments as it deems necessary or appropriate to any of its affiliates. Each party to this Agreement which is a business entity reserves the right to change its name to any other name that it believes desirable or appropriate to the operation of its business or otherwise.

               9.5 Additional Documents And Acts. Each party agrees to execute and deliver such additional documents and instruments (including a stockholders agreement with each other Doctors Health stockholder) and to perform such additional acts as may be reasonably necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement, and the transactions contemplated by this Agreement.

               9.6 Interpretation. This Agreement shall be governed by the laws of the State of Maryland, without regard to principles of conflicts of laws.

               9.7 Amendment. This Agreement, including the Exhibits, Appendices and Schedules hereto, may not be amended, altered or modified except by instrument in writing executed by each party hereto, including through its duly authorized attorney-in-fact.

               9.8 Survival. All warranties, representations, covenants, undertakings and indemnifications of each party contained herein shall survive closing and the execution and delivery of this Agreement for a period of three (3) years following the execution and delivery of this Agreement.

                             [SIGNATURES ON NEXT PAGE]

               IN WITNESS WHEREOF, the parties have executed this Agreement as an instrument under seal as of the day and year first above written.


ATTEST/WITNESS:

                                     ANNE ARUNDEL MEDICAL GROUP, LLC

                                     By:
-----------------------------            ------------------------(SEAL)
                                           Robert Graw, M.D., Chairman



ATTEST:                              DOCTORS HEALTH, INC.



                                     By:
-----------------------------            ------------------------(SEAL)
                                           Stewart B. Gold, President


WITNESS:                             PHYSICIAN


-----------------------------        ----------------------------(SEAL)
                                         Barbara Furlow, M.D.

                                     APPENDIX C

                                      FORM OF

                                EMPLOYMENT AGREEMENT


          THIS EMPLOYMENT AGREEMENT is executed as of this _____ day of _________, 1998 ("Effective Date"), by and between Anne Arundel Medical Group, LLC, a Maryland limited liability company (the "Medical Group"), and Barbara Furlow, M.D. (the "Physician").

          The parties to this Agreement, intending to be legally bound, agree as follows:

          1. Purpose. The Medical Group desires to employ the Physician to engage in the practice of medicine through the Medical Group (the "Medical Practice") and the Physician desires to be employed by the Medical Group on the terms and conditions set forth in this Agreement.

          2.   Scope of Employment; Physician Covenants.

               2.1 Employment. The Physician agrees to devote his or her best efforts and full professional time to the practice of medicine exclusively on behalf of the Medical Group. The Physician agrees that, except for those activities described on Schedule 2.1, he or she will not engage in any other employment or professional activity during the Term of this Agreement without the prior written consent of the management committee of the Medical Group (the "Management Committee").

               2.2 Law and policies. (a) The Physician agrees to comply with all of (i) the terms and provisions of applicable law and professional ethical standards relating to the practice of medicine in Maryland, (ii) the policies and procedures established by the Management Committee, (iii) the rules and regulations at any hospital at which the Physician agrees to practice medicine on behalf of the Medical Group and (iv) the credentialing policies of Doctors Health, Inc. ("Doctors Health"). The Physician agrees to notify the Medical Group as soon as possible of any personal illness and/or other inability to work.

               (b) Physician has received a copy of the Physician Services Organization Agreement ("PSO Agreement") between the Medical Group and the Manager thereunder, and agrees to use his or her best efforts to enable the Medical Group to comply with all of the provisions thereof. In addition, the Physician agrees to be bound by the provisions of the PSO Agreement requiring each Medical Group Physician to take, or refrain from taking, certain actions including, but not limited to those set forth in Section 4.d thereof, as if such provisions were part of this Agreement.

               2.3 Reimbursement Agreements. The Physician agrees to execute any agreements necessary for the Medical Group and Physician's participation in and reimbursement from medical programs administered by public or private third party payors and other private managed care programs approved by the Medical Group or with whom the Medical Group otherwise contracts (directly or indirectly through one or more agents) as a participant or a provider. Physician agrees to maintain such practice patterns, including abiding by specialty consultation and other referral restrictions, as may be required by the Medical Group, whether as a result of such public or private managed care programs, or otherwise.

          3. Term. The "Initial Term" of this Agreement shall begin on the date first above written and shall end on [March 31, 2006]. This Agreement shall automatically be renewed thereafter for additional terms (each an "Additional Term") of three (3) years each unless written notice of the intention not to renew at the end of the Initial Term or any Additional Term is given by the Physician to the Medical Group at least one hundred twenty
(120) days prior to the end of such term. (The Initial Term and all Additional Terms are herein referred to as the "Term.") The length of the Initial Term reflects the two years service of the Physician or an employee of Baltimore Medical Group from April 1, 1996 to March 31, 1998. For purposes of Section 4.6 of this Agreement, the parties agree that the physician's employment with the

Medical Group will be deemed to have begun on April 1, 1996 for purposes of measurement of 5 years of service with the medical Group because of the Physician's employment with Baltimore Medical Group which begun on April 1, 1996.

          4.   Termination.

               4.1 Termination upon Death. If the Physician dies during the Term, the Physician's employment shall terminate as of the date of death of the Physician.

               4.2 Termination upon Disability. Notwithstanding any other provision of this Agreement, if during the Term the Physician becomes physically, mentally or emotionally disabled, as determined by an independent qualified physician, so that the Physician is, in the good faith determination of the Management Committee, substantially unable to perform his or her services hereunder for (i) a period of 6 consecutive months, or
(ii) shorter periods aggregating 180 days during any twelve month period, then the Physician's employment hereunder shall terminate as of the date of such determination. However, in the event the Physician has within his or her employ during the period of total disability, a physician duly licensed to practice medicine in the state of Maryland, who is approved in advance by the Medical Group, and who continues to generate sufficient revenues to permit the Medical Group to pay all direct and indirect costs associated with Physician's Medical Practice during any period of disability, then the Physician's employment shall not terminate as provided above.

               4.3  Termination by the Medical Group.

                   (a) The Medical Group may terminate this Agreement for "Good Cause" immediately upon written notice to the Physician if the Management Committee, after delivery of reasonable prior notice to the Physician and a fair hearing on the merits attended by the Physician and his or her attorney, determines that:

                   (i) the Physician is no longer authorized to practice medicine in the State of Maryland or has had his or her license to practice medicine in any state, including Maryland, limited or suspended by action of any regulatory body;

                   (ii) where applicable, unless approved in advance by the Committee, the Physician ceases to have admitting privileges at the hospitals and other institutions scheduled on Schedule 4.3(a)(ii), or his or her privileges at any such hospital or other institution are suspended or limited in any material way, for reasons other than temporary suspensions for record keeping or a voluntary relinquishment of such privileges which has been approved by the Management Committee;

                   (iii) in the good faith determination of the Management
                         Committee, the Physician fails to perform his or her duties in a manner consistent with the professional and ethical standards of the medical profession and as established by the Management Committee;

                   (iv)  the Medical Group is dissolved;

                   (v) all of the Physician's interest in the Medical Group is redeemed, purchased or otherwise transferred or attempted to be transferred;

                   (vi) in the good faith determination of the Management Committee, the Physician engages in illegal or other wrongful conduct or is guilty of dishonesty or chronic absenteeism substantially detrimental to the Medical Group or the reputation of the Medical Group or its affiliates, including other Medical Group physicians;

                   (vii) the Physician becomes insolvent or is unable to pay his or her debts as they come due and these circumstances negatively affect the Physician's ability to practice medicine in an efficient and professional manner;

                  (viii) the Physician fails to cooperate with the Medical Group in arranging professional liability insurance coverage, or becomes ineligible in the State of Maryland for professional liability insurance coverage at commercially reasonable rates;

                   (ix) the Physician, as a Member of the Medical Group, violates any material provision of the Operating Agreement of the Medical Group;

                   (x) the Physician is found to have knowingly violated any material rule, regulation or policy imposed with regard to the Medicare program, or becomes ineligible to participate or is barred from participation in, or otherwise sanctioned by, the Medicare program;

                   (xi) in the good faith determination of the Management Committee, the Physician fails for any six month period to generate sufficient revenues to permit the Medical Group to pay all Direct Medical Facility Costs (as hereinafter defined) associated with his or her employment or the operation of the Physician's medical facility; provided, however, that the Management Committee in the exercise of its discretion hereunder shall take into account any extraordinary circumstances that prevent the Physician from rendering such services (other than those circumstances otherwise set forth in this
                         Section 4.3(a)); or

                   (xii) the Physician fails to observe or perform any material obligation set forth in this Agreement, which failure is not cured to the reasonable satisfaction of the Management Committee within thirty (30) days after receipt of notice from the Management Committee.

                   (b) In addition to the Medical Group's right to terminate the Physician's employment pursuant to Section 4.3(a), and notwithstanding any other provision of this Agreement, the Medical Group may, for any or for no reason, and without "Good Cause", terminate the Physician's employment upon 60 days prior written notice to the Physician only upon the payment of all amounts described in Section 4.5(b).

               4.4 Termination by the Physician.

                   (a) Notwithstanding any other provision of this Agreement, the Physician shall be entitled to terminate his or her employment, effective on the sixtieth (60th) day following written notice of termination delivered to the Management Committee, if the Medical Group commits a material breach of this Agreement or otherwise engages in acts or omissions that would constitute a "Constructive Termination" (defined below) of the Physician's employment with the Medical Group and such material breach or Constructive Termination remains uncured by the Medical Group after reasonable prior written notice of termination from the Physician; provided, however, that if such Constructive Termination is caused by the Physician's incapacity or inability to serve due to a disability of the type described in
Section 4.2 above and the Medical Group elects to terminate the Physician pursuant to the provisions of Section 4.2, the Physician shall, for purposes of this Agreement, be deemed to have been terminated pursuant to the provisions of Section 4.2 and not of this Section 4.4.
(b) For purposes of this Section 4.4, "Constructive Termination" shall be limited to only those circumstances where (i) the Medical Group creates working conditions that a reasonable physician in the Physician's position would consider unreasonable and intolerable or (ii) the

Medical Group fails to pay the Physician his or her Residual Income, as hereinafter defined, when there are adequate funds in the Physician's financial account maintained by Doctors Health with respect to the revenues and expenses of the Physician's Medical Facility to pay such Residual Income.

               4.5 Compensation and Benefits Following Termination of
Employment.

                   (a) In the event of termination of the Physician's employment for any reason other than a termination pursuant to Section 4.3(b) (without "Good Cause") or Section 4.4(a) ("Constructive Termination"):

                   (i) all compensation and other benefits payable or provided hereunder shall cease as of the date of termination; and

                   (ii) Residual Income (if any) and any Bonus then payable or accrued through the date of termination and all accrued benefits (if any) then payable to the Physician pursuant to this Agreement shall be paid to the Physician (or to his or her heirs, legatees and/or legal representatives) through the date of termination.

                   (b) In the event of termination of the Physician's employment pursuant to Section 4.3(b) (without "Good Cause") or Section 4.4(a) ("Constructive Termination"), the Physician (or, in the event of the Physician's subsequent death or disability, his or her heirs, legatees and/or legal representatives) shall receive each of the following payments and benefits:

                   (i) Residual Income (if any) and any Bonus then payable or accrued through the date of termination and all accrued benefits (if any) then payable to the Physician pursuant to this Agreement shall be paid to the Physician (or to his or her heirs, legatees and/or legal representatives) through the date of termination; and

                   (ii) when and as the same would have been payable hereunder if the Physician's employment had not so terminated, for a period equal to the shorter of (A) six (6) months, (B) the balance of the Term then in effect or
                         (C) such time as the Physician establishes himself or herself in the practice of medicine (and not in violation of any of the provisions of Section 11), payments of the full Residual Income which would have been due to the Physician at a rate based upon the average of the last six (6) payments (or all payments if the Physician's employment is terminated prior to receiving six payments) of Residual Income received by the Physician immediately prior to termination as if this Agreement were still in effect, together with a pro rata share (based upon the number of months the Physician was employed during a Calendar Year) of a Bonus payment for the Calendar Year in which such termination of employment occurred, the amount of such pro rata share of a Bonus as determined by the Management Committee in its sole discretion; provided, however, that the amounts otherwise payable under this subsection (ii) shall be subject to setoff with respect to any funds owed by the Physician to the Medical Group or shall cease to be payable upon any breach by the Physician of any of the provisions of Section 11 hereof.

                   (c) In the event of termination under Section 4.2 (disability), the Physician or his or her legal representative, as the case may be, shall, in addition to such other payments as may be due under Section 4.5(a) above, be entitled to receive the proceeds of any disability policies maintained by or for the Medical Group and payable to the Physician.

                   (d) In the event of termination as a result of Retirement under Section 4.6, the Physician or his or her legal representatives, as the case may be, shall, in addition to such other payment as may be due under Section 4.5(a) above, be entitled to receive the benefits of any retirement, pension or similar plans maintained by or for the Medical Group for the benefit of the Physician.

               4.6 Retirement. The Physician shall be entitled to retire at any time after the Physician (a) has completed five (5) years of service with the Medical Group (measured from the Effective Date); and (b) has attained the age of sixty (60). For purposes of this Agreement, "retirement" shall mean retirement from the full time practice of medicine (either in private practice or in a hospital based practice), excluding teaching. In addition to the foregoing, the Medical Group will negotiate with any Physician otherwise entitled to retire, if he desires to retire, terms and conditions of a "phase-out" of the performance of services by the Physician (at his or her request), which phase-out results in a full retirement upon the conclusion thereof.

               4.7 Termination Upon Insolvency of the Medical Group. The Medical Group shall terminate this Agreement upon the Insolvency (as defined below) of the Medical Group. For purposes of this Section 4.7, "Insolvency" shall mean the occurrence or existence of any one or more of the following events: (a) an assignment by the Medical Group for the benefit of creditors;
(b) filing by the Medical Group of a case under any provision of the federal bankruptcy law or any other law relating to the insolvency or relief of debtors; (c) a case or proceeding against the Medical Group by any other person or entity under any provision of the federal bankruptcy law or any other law relating to insolvency or relief of debtors which is not dismissed within sixty (60) days after the commencement thereof; (d) a receiver, liquidator, assignee, custodian, trustee or similar official is appointed for the Medical Group or the property of the Medical Group; (e) the Medical Group becomes generally unable to pay its debts or other financial obligations (including without limitation the Residual Income, bonus and other benefits pursuant to this Agreement) as they mature; provided, however, that the conditions set forth in Section 6.2 of this Agreement shall not be deemed an event of Insolvency under this Section 4.7(e).

               4.8 Purchase of Property and Equipment. In the event of termination of this Agreement for any reason other than Retirement under
Section 4.6 hereof, the Physician, the Medical Group and Doctors Health shall use their best efforts to permit the Physician to purchase the property and equipment used by the Physician in connection with his or her practice of medicine. The parties shall execute and deliver such agreements as shall be necessary to complete any transfer of such property and equipment to the Physician, including, if appropriate and consistent with other provisions of this Agreement, the assignment of office and equipment leases, and the delivery of patient medical and billing records.

          5.   Fees for Services; Recordkeeeping.

               5.1 Except for fees, monies and other compensation paid or payable to the Physician (i) by an Affiliate of the Medical Group as the result of an employment arrangement approved by the Management Committee, and
(ii) as a result of the activities described in Schedule 2.1, all fees and monies or other compensation of any kind earned, paid or given to the Physician or to the Medical Group with respect to the Physician's practice of medicine, shall be the property of the Medical Group, and all such work shall be performed and such goods or professional services provided by the Physician on behalf of the Medical Group and subject to the direction, supervision and control of the Medical Group, and not on the Physician's own behalf.

               5.2 The Physician agrees to furnish promptly to the Medical Group complete and accurate information sufficient to permit billing and collecting fees for professional services rendered by the Physician. The Physician agrees to cooperate with the Medical Group to maintain all books, records, documents and other evidence necessary to certify the nature and extent of the services provided by the Physician pursuant to this Agreement in accordance with accepted professional and business and accounting practices and any applicable regulations promulgated by any governmental entity or officer.

               5.3 The Physician hereby assigns to the Medical Group the exclusive right to bill and receive payment of all fees for services provided by the Physician pursuant to this Agreement. Any fees or other compensation received by the Physician or the Medical Group for services performed pursuant to this Agreement shall, as a condition of this Agreement, be the property of the Medical Group and shall be paid over to the Medical Group immediately. This reassignment is intended to comply with the requirements the Medicare Carrier's Manual, as well as the technical requirements of all other relevant third party payors.

          6.  Compensation.

               6.1 Practice Residual Income.

                   (a) During the Initial Term of this Agreement, the Medical Group shall pay to the Physician compensation computed pursuant to the provisions of Section 6.1(b) hereof ("Residual Income"). The Residual Income shall be payable in arrears in equal bi-weekly installments, less such amounts as are required to be deducted or withheld under the provisions of applicable law.

                   (b) The Residual Income shall be equal to the sum of (i) Medical Service Fees, (ii) the Primary Care Capitation Component, (iii) all Medical Consulting Fees and (iv) all Incidental Services Fees, less all Direct Medical Facility Costs.

                   (c) For purposes of this Section 6.1, the following terms shall have the following meanings:

                         (i)  "Medical Service Fees" means all fees actually
collected by the Medical Group or Doctors Health in the immediately preceding calendar month with respect to the performance of primary care medical services by the Physician on a fee for services basis.

                         (ii)  "Primary Care Capitation Component" means,
with respect to the performance of medical services by the Physician on a capitation basis, all capitation actually collected by the Medical Group or Doctors Health in the immediately preceding calendar month as the primary care component of any capitation payment. If the primary care capitation amount has not been separately allocated, Doctors Health shall make such allocation on the basis of the best available information and shall use its good faith in determining, with the Medical Group, a commercially reasonable allocation.

                         (iii)  "Medical Consulting Fees" means the fees
actually collected by the Medical Group or Doctors Health in the immediately preceding calendar month with respect to professional services rendered by the Physician in connection with primary care consultations, examinations, reports, testimony, treatment and surgery; salaries for teaching medicine; fees or royalties received from speaking engagements relating to medical subjects or writing medical related books, pamphlets and articles; fees or salaries for medical directorships; and any other form of compensation or remuneration for professional services, or goods or other services provided by, through or for the Physician in connection with professional services.

                         (iv)  "Incidental Services Fees" means the quotient
obtained by dividing

                               (A) all fees (other than amounts collected or billed as referral fees derived from, or otherwise with respect to, the provision of ancillary services) actually collected by the Medical Group or by Doctors Health in the immediately preceding calendar month with respect to the performance of services by nurses, physician-extenders and others that are billed "incident to" the provision of medical services by the Physician and all of the other Member Physicians practicing with the Physician at a single office or medical care facility (the "Medical Facility") (the Physician and such Member Physicians being collectively referred to as the "Associated Medical Facility Physicians") and provided under the supervision of such Associated Medical Facility Physicians during the immediately preceding calendar month by

                               (B) the number of Associated Medical Facility Physicians during the immediately preceding calendar month.

                         (v)   "Direct Medical Facility Costs" means the
quotient obtained by dividing

                               (A) all expenses (which shall not include any management fee paid to or accrued by the Medical Group or Doctors Health) that have been generated during the immediately preceding calendar month directly by, or with respect to the operation of, the Medical Facility where the Associated Medical Facility Physicians regularly provide their medical services, including but not limited to malpractice and other insurance, rent, and salary of all persons employed at the Medical Facility including employed non-Member physicians, by:

                               (B) the number of Associated Medical Facility Physicians during the immediately preceding calendar month.

                               (c)    Direct Medical Facility Costs shall
                   exclude (i) all of the Residual Income paid to Associated Medical Facility Physicians; (ii) any compensation paid or accrued by the Medical Group or Doctors Health; (iii) the direct expense attributable to the provision of ancillary services by the Medical Group, including but not limited to, laboratory services, radiology services, or any other service classified as a designated health service for the purpose of the prohibition on physician self-referral contained in the Social Security Act ("Ancillary Services").

               (d) For purposes of paragraphs (iv) and (v) of Section 6.1(c) of this Agreement, if the Physician provides medical services for the Medical Group at more than one office or Medical Facility of the Medical Group, the calculation of Incidental Services Fees and Direct Medical Facility Costs, respectively, shall take into consideration all such offices or Medical Facilities and the data relating to each of them utilized in such calculations shall be weighted based upon the aggregate of all Medical Service Fees, Primary Care Capitation Components and Medical Consulting Fees generated by the Physician at each such office or Medical Facility.

               (e) The calculation of the Physician's Residual Income shall not include, and the Physician shall not be compensated by the Medical Group for or in respect of, fees collected by the Medical Group or Doctors Health for or in respect of laboratory services, radiology services, or any other ancillary services identified as designated health services under federal physician self-referral prohibitions. All such revenues shall be considered to be revenues of the Medical Group. The Medical Group agrees to distribute such net revenues among the Physicians in accordance with a plan of distribution that does not take into account the volume or value of any referrals for such services by any Physician.

               6.2 Deferral.   If the Physician is, or during the Term of
this Agreement becomes, a Member of the Medical Group, the Physician acknowledges and agrees that (i) payments of his or her Residual Income and Bonus (as hereinafter defined) are conditioned upon, subordinated to and shall be made only after all of the Direct Medical Facility Costs of the Medical Facility have been made or, in the discretion of the Management Committee, reasonably reserved or otherwise provided for, and (ii) the Management Committee may, in its discretion, defer payments of Residual Income and Bonus to Member Physicians of the Medical Group until such time as the foregoing condition has, in the discretion of the Management Committee, been satisfied.

               6.3 Bonus.      For each calendar year or portion thereof
during the Term of this Agreement (each a "Bonus Year"), the Physician shall be eligible to participate in distributions from a Bonus Pool established by the Management Committee (or any duly constituted subcommittee thereof) for each Bonus Year occurring during the Term only in such years in which the Physician meets or exceeds such standards as may be established by the Management Committee in its discretion from time to time.

          7. Vacation and Sick Leave. The Physician will be entitled to such time off for vacation, professional meetings, medical education, sick/personal leave as determined by the Physician, provided that the Physician arranges for adequate coverage by other physician employees of the Medical Group to provide necessary services during his or her absence, all subject to and in accordance with the policies established from time to time by the Management Committee.

          8.   Medical Malpractice Insurance.

               8.1 The Physician shall cooperate with the Medical Group in maintaining, at all times during the term of this Agreement, professional liability insurance coverage in form and with an insurer acceptable to the Medical Group for professional services rendered pursuant to this Agreement in the minimum amount of One Million Dollars ($1,000,000) per occurrence, per person; Three Million Dollars ($3,000,000) total limit excess coverage, which policy shall, unless expressly waived by the Medical Group and Doctors Health, name the Medical Group and Doctors Health as additional named insureds. All such premiums shall constitute a Direct Medical Facility Cost and be charged to the Physician.

               8.2 The Physician shall furnish to the Medical Group a written notice of each malpractice claim threatened or filed against him within five
(5) business days of receipt of the claim or threat which notice shall describe the claim in reasonable detail.

               8.3 Unless expressly waived by the Medical Group and Doctors Health, the Physician agrees to and does hereby indemnify and hold the Medical Group and its affiliates harmless from any liability, claim, demand, judgment or costs relating to or arising out of any acts or occurrences of or relating to the Physician which either arose prior to April 1, 1996 or which are outside the scope of the Physician's employment and duties hereunder.

               8.4 If the Physician carried a policy of "claims made" insurance prior to his or her employment with the Medical Group, then the Physician shall cooperate with the Medical Group in purchasing, at the expense of the Physician, coverage that will prevent a lapse of insurance coverage of the Physician ("tail coverage") and shall keep such coverage in effect as long as the Management Committee determines is necessary to protect the Medical Group against claims arising against the Physician.

          9. Other Benefits. The Medical Group shall provide the Physician with additional benefits as the Management Committee may in its discretion establish, based upon the same eligibility criteria and on the same basis as such benefits are available to similarly situated physician employees of the Medical Group, and using the Effective Date as the Physician's anniversary date to determine eligibility.

          10.  Patient Records.

               10.1 All patient records, files, charts, x-ray films and other written or recorded material pertaining to patients of the Medical Group shall, as between the Physician and the Medical Group, be and remain the sole and exclusive property of the Medical Group during the Term of this Agreement and thereafter, provided, however, that nothing contained herein shall be construed as preventing or impairing the right of any patient to select the physician of his or her choice to render services to that patient, and the Medical Group shall comply with all reasonable requests of any patient following the termination of the Physician's employment regarding the disposition of copies of said patient's records, including but not limited to, x-ray films, subject to the Medical Group right to preserve the original records for its files.

               10.2 If following the termination of the Physician's employment, any patient should request the transfer of copies of his or her records (including x-ray films) (the "Records") to the Physician, the Medical Group shall immediately transfer duplicate copies of the Records to the Physician and the Physician shall reimburse the Medical Group promptly for all reasonable out-of-pocket costs incurred by the Medical Group in connection with the duplication of the Records and/or transmission of copies of the

Records to the Physician. The Medical Group shall pay duplication costs referred to herein when the Physician's employment has been terminated under the circumstances described in Section 4.3(b) or Section 4.4 of this Agreement. The Medical Group shall have the full right to set-off all costs and expenses reimbursable to it under the terms of this Section 10.2 from any amounts payable to the Physician by the Medical Group after the termination of the Physician's employment, whether such amount is payable under this Agreement or otherwise.

          11.  Non-Competition.

               11.1 General. The parties acknowledge that the Medical Group is engaged in the business of providing health care services as part of an integrated health care delivery system, including providing these services under Managed Care contracts with HMOs and other payors (the "Managed Care Business"). In connection with Physician's employment, the Physician will gain access to new patients, payors, providers and confidential information concerning the Managed Care Business. The provisions of this Section 11 are necessary to protect the business and goodwill of the Medical Group and its affiliates.

               11.2 Non-Competition. During the Term hereof and, unless the Physician's employment is terminated pursuant to Sections 4.3(b) (termination without cause), or Section 4.4(a) (constructive termination), for a period of twenty-four (24) months (the "Limitation Period") after the Termination Date, the Physician shall not, directly or indirectly, for himself or herself or on behalf of any other Person, whether as a principal, agent, employee, stockholder, partner, officer, member, director, sole proprietor, consultant, independent contractor or otherwise:

                   (i) earn 1/3 or more of his or her gross revenues as the result of becoming, directly or indirectly through IPAs or similar arrangements, a participating primary care provider, within the five miles [urban Medical Groups] twenty-five miles [rural Medical Groups] of the Physician's Medical Facility (the "Service Area"), in one or more managed care contracts or other similar arrangements (including a Medicare HMO or risk contract) with or through any single person or entity;

                   (ii) earn more than 5% of his gross revenues, as the result of becoming, directly or indirectly through IPAs or similar arrangements, a participating primary care provider, within the Service Area, in one or more managed care contracts or other similar arrangements (including a Medicare HMO or risk contract) involving any single person or entity which, together with its affiliates, has a substantial presence in the Managed Care Business in the region which includes the Service Area;

                   (iii) become an employee of any HMO, managed health care provider, managed care delivery system or any other Person, firm, corporation or entity engaged in the Managed Care Business in the Service Area;

                   (iv) except by way of general advertisement in the public media, solicit Patient Members of the Medical Group or other patients of its affiliates, or persuade or attempt to persuade any such person, to associate with the Physician with respect to any of the foregoing or to otherwise discontinue an existing relationship with the Medical Group, its affiliates or any payor which has entered into a managed care contract with Doctors Health;

                   (v) subject to the Physician's professional obligations regarding abandonment of patients, send any written notice or participate in any direct mailing, or otherwise communicate with any patient of the Medical Group (whether or not such member was an active patient of the Physician at the time of termination of employment), except for a communication limited to stating that the Physician is no longer a participating provider in any Doctors Health managed care contracts or similar arrangements;

                   (vi) take any knowing or willful action or engage in repeated and persistent conduct (including, without limitation, the making of statements), after written notice from the Medical Group, that is intended or should reasonably be expected to interfere with the Managed Care Business; or

                   (vii) solicit, entice, or aid or cooperate with any other Person in soliciting or enticing, any employee of the Medical Group, Doctors Health or their affiliates, or any person who was employed by the Medical Group, Doctors Health or their affiliates, during the twelve (12) month period immediately preceding the Termination Date (other than employees of the Physician as of the date of this Agreement) to leave the employ of the Medical Group, Doctors Health or their affiliates, or to hire or engage any such persons as consultants or independent contractors.

               For purposes of this Section 11, a person or entity in the Managed Care Business shall be presumed to have a "substantial" presence in the Managed Care Business in a given region if such person or entity has a 15% or greater market share or 3,000 or more enrolled members in such region.

               11.3 Trade Secrets and Confidential Information. During the Term of the Physician's employment with the Medical Group, the Physician agrees to maintain the secrecy and confidentiality of the Medical Group's trade secrets and confidential information and shall not (i) divulge, furnish or make accessible to anyone or in any way or use, for his own benefit or for the benefit of any other individual firm or entity (other than in the ordinary course of business), any trade secret or confidential information;
(ii) take or permit any action to be taken which would reduce the value of the trade secrets or confidential information; or (iii) otherwise misappropriate or suffer the misappropriation of the trade secrets or the confidential information. After the Termination Date, the Physician shall continue to maintain the secrecy and confidentiality of such trade secrets and confidential information. Notwithstanding anything herein to the contrary, the obligations of secrecy and confidentiality set forth herein shall not apply to any information which is now generally publicly known or which subsequently becomes generally publicly known other than as a direct or indirect result of the breach of this Agreement by the Physician or which is required by law or order of any court to be disclosed.

               11.4 Property of the Medical Group. All memoranda, notes, lists, records and other documents or papers (and all copies thereof), including but not limited to, such items stored in computer memories, on microfiche or by any other means, made or compiled by or on behalf of the Physician, or made available to the Physician concerning the Managed Care Business, are and shall be the property of the Medical Group and/or its affiliates, and shall be delivered to the Medical Group promptly upon the termination of the Physician's employment with the Medical Group or at any other time on request; provided however, that the Physician may inspect during normal business hours such records as shall be necessary for the purposes of (a) assisting the Physician to file, or prepare for an audit of, his personal income tax returns; (b) defending any legal proceeding brought against the Physician related to his or her practice of medicine; or (c) in connection with the treatment of the Physician's patients.

               11.5 Offset. The Medical Group shall have the right to offset, against any amount payable by it to the Physician pursuant to this Agreement, the amount of any damages incurred by it as a result of the breach by the Physician of the provisions of this Agreement. The Medical Group shall cooperate with Physician in promptly utilizing the dispute resolution procedures set forth in Section 12.1 hereof for the purpose of resolving any dispute that may exist between the parties relating to the existence and amount of such damages.

          12.  Dispute Resolution.

               12.1. Arbitration. Any dispute between parties to this Agreement arising under or with respect to this Agreement shall be submitted to binding arbitration according to procedures described on Schedule 12 and any arbitral award may be enforced by a court of competent jurisdiction.

               12.2. Litigation. The parties hereby submit to the jurisdiction and venue of the courts of the State of Maryland. NO PARTY SHALL ELECT A TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT.

          13.  Miscellaneous Provisions.

               13.1. Notices. Any notices given with respect to this Agreement shall be effective when received and shall be deemed given if in writing and delivered or mailed by registered or certified mail, postage prepaid, return receipt requested, reliable overnight courier service, hand delivery or other delivery service providing written evidence of delivery. When giving any notices hereunder, the addresses shall be as follows:

          If to The Medical Group:

          Anne Arundel Medical Group, LLC
          c/o Doctors Health, Inc.
          Legal Department
          10451 Mill Run Circle
          10th Floor
          Owings Mills, MD 21117

If to the Physician:
Barbara Furlow, M.D.
705 Melvin Avenue
Suite 100
Annapolis, Maryland 21401

               13.2. Entire Agreement/Binding Agreement. This Agreement and the other Closing Documents (as defined in the Practice Transfer Agreement of even date herewith) contain the entire understanding between the parties and supersede any prior understanding and agreements between them respecting such subject matters. This Agreement shall be binding upon and inure to the benefit of the parties, their successors, heirs, personal representatives and other legal representatives.

               13.3. Severability. If any provision of this Agreement, or the application thereof to any person or circumstances shall, for any reason and to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law. The parties acknowledge that the non-competition provisions of Section 11 are reasonable in all respects. If a court or arbitrator determines that the non-competition provisions are invalid or unenforceable, the remainder of the non-competition provisions shall not be affected and shall be given full effect.

               13.4. Assignment. No party to this Agreement shall have any right to transfer, convey or assign its rights or obligations under this Agreement to any Person. Each party to this Agreement reserves the right to change its name to any other name that it believes desirable or appropriate to the operation of its business or otherwise.

               13.5. Interpretation. This Agreement and the rights and obligations of the respective parties hereunder shall be governed by and interpreted and enforced in accordance with the laws of the State of Maryland, without regard to principles of conflicts of laws.

               13.6. Amendment. This Agreement, including the Exhibits, Appendices and Schedules hereto, may not be amended, altered or modified except by instrument in writing executed by each party hereto, including through its duly authorized attorney-in-fact.

               IN WITNESS WHEREOF, the parties hereto have executed this Agreement as an instrument under seal as of the day and year first above written.


WITNESS/ATTEST:                Anne Arundel Medical Group, LLC


                                        A-11





                               By:                     (SEAL)
-----------------------           ---------------------
                               Robert Graw, Chairman
WITNESS:


                                                       (SEAL)
-----------------------           ---------------------
                                     Barbara Furlow, M.D.



               Doctors Health, Inc. enters into this agreement solely for the purpose of acknowledging its agreement to use its best efforts as provided in
Section 4.8 of the Employment Agreement.


                                      DOCTORS HEALTH, INC.



                                      By:
                                          ----------------------------
                                           Stewart B. Gold, President


                                  A-12